UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On December 14, 2023, Eastern Time (or December 15, 2023, Beijing Time), ReTo Eco-Solutions, Inc. (the “Company”) held its 2023 Annual Meeting of Shareholders (the “Meeting”). The record date for the Meeting was November 15, 2023. As of the record date, the Company had 37,451,882 common shares outstanding and entitled to vote at the Meeting.

At the Meeting, the Company’s shareholders approved the proposals to (i) elect Austin Huang and Lidong Liu as Class A directors of the Company, each to serve a term expiring at the annual meeting of shareholders in 2026 or until their successors are duly elected and qualified, and (ii) ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the year ending December 31, 2023. The final voting results for the proposals are set forth below.

1.	The election of Austin Huang and Lidong Liu as Class A directors, each to serve a term expiring at the annual meeting of shareholders in 2026 or until their successors are duly elected and qualified.

		For	Withheld
Class A Directors	Austin Huang	17,051,839	53,475
	Lidong Liu	17,041,899	63,415

2.	The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

For	Against	Abstain
18,006,956	144,130	6,206

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2023	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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